ASANKO GOLD

TSX | NYSE: AKG

www.asanko.com

PRESS RELEASE

PROGRESSING NEAR-MINE SATELLITE TARGETS TOWARDS PRODUCTION IN 2017

Highlights:

- Currently evaluating three near surface exploration targets within short trucking distance of existing processing plant: Nkran Extension, Adubiaso Extension and Akwasiso.
- Nkran Extension resource estimate completed: Measured & Indicated Mineral Resources 758,658 tonnes at 1.76g/t for 42,930 contained ounces of gold at 0.8 g/t cut-off.
- Adubiaso Extension resource estimate previously announced: Measured & Indicated Mineral Resources 628,600 tonnes at 1.89 g/t for 38,250 contained ounces of gold at 0.8 g/t cut-off.
- New larger target, Akwasiso, focus of current drilling with 4,200m drilled to date and a Mineral Resource Estimate expected in Q4 2016.
- Supplementary Environmental Impact Studies for Adubiaso Extension submitted to relevant Government regulatory bodies, Nkran Extension scheduled for submission by end of Q3 2016. Permits expected in time for commencement of mining in early 2017.

Vancouver, British Columbia, August 8, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) provides an update on near mine exploration activity focused on identifying additional oxide resources withing short trucking distance of the existing operations at the Asanko Gold Mine in Ghana, West Africa.

Peter Breese, President and CEO, commented *"The three current exploration targets offer immediate, low-cost, incremental ounces that will keep our "hungry" mill full for the next two years while we develop our Phase 2A expansion project. These near-surface deposits are now being incorporated into our Life of Mine Plan, with mining targeted to commence in early 2017.*

Akwasiso is an exciting new target which is in close proximity to the Nkran Extension and is an important addition to our satellite deposit project pipeline. We are targeting an initial Mineral Resource Estimate during Q4 2016."

Nkran Extension

The Nkran Extension (Annexure 1) is located on the Nkran shear structure, approximately 1.5km from the Nkran pit, and runs for 900m North-South adjacent to the existing Tailings Storage Facility ("TSF"). The zone of interest was originally indicated from sterilization drilling for the TSF in 2013.

During Q1 2016 the zone was infilled by RC drilling on a heel-toe 40m x 20m grid. Following the completed assaying of the 29 RC drillholes (approximately 2,200m), a classified Mineral Resource has been estimated. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

Table 1: Nkran Extension – Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Gold Ounces
0.5	1,001,515	1.49	47,967
0.6	913,008	1.58	46,414
0.7	830,438	1.67	44,691
0.8	**758,658**	**1.76**	**42,960**
1.0	631,098	1.94	39,294

Table 2: Nkran Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Gold Ounces
0.5	1,033,300	1.36	45,303
0.6	899,110	1.48	42,924
0.7	810,495	1.58	41,077
0.8	**740,643**	**1.65**	**39,386**
1.0	610,805	1.82	35,671

Notes:
All figures are in metric tonnes and columns may not add up due to rounding. A gold cut-off grade of 0.8 g/t has been used. The Mineral Resources are stated as *in situ* tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 31.10348.

Adubiaso Pit Extension (previously announced, see press release dated April 27, 2016)
The Adubiaso pit (Annexure 1) is a previously mined satellite pit at the Asanko Gold Mine which is estimated to contain 1.8 million tonnes of Proven and Probable Mineral Reserves at 2.07 g/t gold[1]. These Mineral Reserves lie predominantly under the old pit and form part of the current life-of-mine plan for the Asanko Gold Mine[2]. In 2015, mineralization in two zones over a 300m strike length extending to the North-East of the existing pit were identified based on an analysis of historical drill hole data.

In the first quarter of 2016, the Company drilled 20 holes (approximately 2,100me) of Reverse Circulation (RC) drilling and delineated a classified Mineral Resource, as per the tables below. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

Table 3: Adubiaso Extension - Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	992,408	1.43	45,612
0.6	833,738	1.60	42,812
0.7	714,505	1.76	40,320
0.8	**628,602**	**1.89**	**38,249**
1.0	482,590	2.19	34,034

[1] Asanko Gold Mine Definitive Project Plan as filed on SEDAR on November 13, 2014.

Table 4: Adubiaso Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	406,846	1.69	21,394
0.6	328,860	1.96	20,042
0.7	269,528	2.24	18,815
0.8	**239,597**	**2.42**	**18,086**
1.0	191,347	2.79	16,657

Notes:

The cut-off grade used for the Asanko Gold Mine – Phase 1 Project resources (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) was 0.8 g/t. Columns may not add up due to rounding. All figures are in metric tonnes. The Mineral Resources are stated as *in situ* tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 31.10348.

Adubiaso and Nkran Extensions Development Timeline

Work is nearing completion on the Mineral Reserve Estimates for the two extensions, based on Whittle pit designs, waste dump planning and water management programs. The permitting process is also making good progress. As both deposits are located on the Company's existing Abriem mining lease, permitting only requires that a supplementary Environmental Impact Study ("EIS") be submitted to the relevant government regulatory bodies. The supplementary EIS for Adubiaso Extension has been submitted and the Nkran Extension permit applications will be lodged with the relevant regulatory bodies by the end of Q3 2016. The requisite permits are expected to be granted during H2 2016.

Mining operations are expected to begin immediately following the receipt of the permits. As such, the two extensions have been incorporated into the new Asanko Gold Mine Life of Mine plan, which is expected to be announced in Q3 2016 as part of the Definitive Feasibility Study for the Phase 2 expansion project.

Akwasiso Satellite Deposit

The Akwasiso deposit (Annexure 1) is located on the Nkran shear corridor and lies approximately 2km north of the current Nkran pit, immediately north of Nkran Extension and approximately 5km south of the Dynamite Hill deposit. Until recently the area was designated as Small Miner's Concessions. Asanko recently obtained the rights to the mineral concessions, which are contained within its existing Abriem mining lease.

The Akwasiso target area is particularly prospective as it was previously drilled by the past owner of the mineral concessions and has a known non-compliant Mineral Resource Estimate. Asanko is completing a 5,000m diamond drilling program primarily designed to validate the geology and grade continuity of mineralized zones defined by the previous operator's campaign in 2000 and 2001. The Company expects to publish an initial NI 43-101 compliant Mineral Resource Estimate during Q4 2016.

To date a total of 3,500m of diamond drilling has been completed with assay results pending. Visual inspection of the current program's core shows similarities of the mineralization style to Nkran and other satellite deposits, with intrusive granite, a mixed sedimentary package, with altered and mineralized sandstone units with silicification and quartz veining. The historical drilling only evaluated the deposit to a depth of 100 metres. The current program will incorporate deeper drilling to more fully understand the potential of the deposit. Drilling results will be announced as they become available.

Qualified Persons Statements

The Mineral Resource Estimate ("MRE") for the Nkran Extension was prepared by Joseph Mamphey, Diploma Geological Engineering, MSc Geostatistics, MRM Asanko Gold Mine, and audited by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. ("CJM") of Johannesburg, South Africa. The MRE is reported in accordance with Canadian National Instrument 43-101

requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Philip N Bentley, PR.Sci.Nat., FGSSA, MSc, MSc (Minex), Executive Geology and Resources for Asanko is a qualified person with respect to NI 43-101 and has supervised the scientific or technical information for this press release.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production of 190,000 ounces per annum was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
*Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "**SEC**") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses*

certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

Annexure 1

Locality plan of Adubiaso Extension, Nkran Extension and Akwasiso Satellite Mineralization



Adubiaso Extension
Adubiaso Pit
Akwasiso
Nkran Extension
Current TSF Footprint
Central Processing Facility
Camp Village
Nkran Pit
N
10 Kilometres